[Letterhead of Carlton Fields, P.A.]

June 18, 2009

VIA EDGAR AND FEDERAL EXPRESS

Peggy Fisher, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Imaging Diagnostic Systems, Inc.
Registration Statement on Form S-1
Filed June 1, 2009
File No.  333-159641

Dear Ms. Fisher:

In connection with the filing of the above-captioned Registration Statement on Form S-1 on behalf of Imaging Diagnostic Systems, Inc. (the “Company”), we are responding to your comments set forth in your letter dated June 11, 2009, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Fee Table

1.We note that you are seeking to register the resale of 120 million shares of common stock to be issued to Charlton Avenue, LLC pursuant to your Sixth Private Equity Credit Agreement dated April 21, 2008.  We also note that you have previously registered 115 million shares for resale by Charlton on a prior registration statement declared effective on March 10, 2009.  Based on the aggregate number of shares registered under these registration statements relative to the number of outstanding shares held by non-affiliates, this transaction can only proceed as an at-the-market offering if you are eligible to conduct a primary offering on Form S-3.  Since you are not eligible to conduct such an offering on Form S-3, please withdraw your registration statement.  You may refile a registration statement including these securities on the latter of September 10, 2009 or 60 days from the date on which Charlton and its affiliates have resold substantially all of the shares registered under your prior registration statement.

Prior to the June 1, 2009, filing of our S-1 Registration Statement to register the resale of 120 million shares of common stock to be issued to Charlton Avenue LLC (“Charlton”), we measured the number of shares to be registered against the 555,667,381 issued and outstanding shares held by non-affiliates (the "public float") as of June 1, 2009, in order to determine eligibility as a secondary offering.

Peggy Fisher, Assistant Director
June 18, 2009

    In response to the Commission's comments, we propose to amend our pending S-1 Registration Statement and register only 62 million shares in order to ensure qualification as a secondary offering.  Our analysis is based on the integration of the 115 million shares previously registered for resale by Charlton in our prior Registration Statement which went effective on March 10, 2009, with the additional 62 million shares to be registered and measuring the total against our current public float of 590,102,993 shares (611,378,787 shares outstanding, less 21,275,794 shares held by affiliates). The integrated total of 177 million shares amounts to 29.99% of our public float.

Our total shares outstanding as of March 31, 2009, as reported in our Form 10-Q Report filed on May 11, 2009, was 473,256,175 (which included 50,000,000 shares issued to Charlton and registered in the March 10, 2009 Registration Statement as well as 21,275,794 shares held by affiliates).  Since March 31, 2009, we have issued 138,122,612 shares, of which 65,000,000 shares were issued to Charlton and resold pursuant to the March 10, 2009, Registration Statement and 73,122,612 were issued pursuant to conversion of debentures sold in 2008.  All of the 115 million shares covered by the March 10, 2009, Registration Statement have been issued to Charlton and resold by Charlton.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay